COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	For the nine months ended September 30,
	2002	2001

EARNINGS
Pre-tax loss	$(57,306)	$(13,757)
Fixed charges	2,684	6,328

Total	$(54,622)	$(7,429)

FIXED CHARGES
Interest expense and amortization of debt discount
and premium on all indebtedness	$1,618	$5,366
Interest portion of rental expenses	1,066	962

Total fixed charges	$2,684	$6,328

Ratio of earnings to fixed charges	(A)	(B)

(A) Earnings were insufficient to cover fixed charges by $57.3 million for the nine months ended September 30, 2002.

(B) Earnings were insufficient to cover fixed charges by $13.8 million for the nine months ended September 30, 2001.